Mail Stop 4720

October 6, 2009

Roberto R. Herencia
President and Chief Executive Officer
Midwest Banc Holdings, Inc.
501 West North Avenue
Melrose Park, Illinois 60160

> **Re:** **Midwest Banc Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **File No. 001-13735**

Dear Mr. Herencia:

We have reviewed your response dated September 29, 2009 and have the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008
Note 9 – Goodwill and Core Deposit Intangibles, page F-23

1. We have reviewed your response to prior comment one to our letter dated September 2, 2009. Please revise your future filings to include similar information as provided in your response. For example, describe any significant events that have occurred that could be triggers and your basis as to why an interim trigger has not occurred. Additionally, disclose why you believe it is not more likely than not that an impairment has occurred. Provide us with your proposed future disclosure.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 or John P. Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Staff Attorney

CC: By Fax: (312) 609-5005
        John Blatchford
        Vedder Price P.C.